Schering AG and TAP announce extension studies with investigational compound asoprisnil will be amended

Berlin, October 12, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) and TAP Pharmaceutical Products Inc. announced today that extension studies performed with asoprisnil, an investigational compound for the management of symptomatic uterine fibroids, will be amended. Asoprisnil is being investigated for its ability to reduce uterine bleeding, shrink the fibroids, as well as reduce pressure symptoms.

Following Phase III controlled trials, patients were able to elect to participate in extension studies which would have extended their total therapy duration for up to four years. During the clinical study program, some patients experienced endometrial changes, which were reversible in most patients after stopping therapy and resulted in additional invasive procedures. In view of these findings, the extension studies will be amended and dosing will be discontinued. Investigators will continue to follow-up with patients as part of the ongoing extension studies.

"Based on Phase II and Phase III data, we believe that asoprisnil may be a promising therapy for the millions of women who suffer from uterine fibroids whose current options remain invasive procedures," said Phil Smits, M.D., Head of Global Business Unit Gynecology&
Andrology, Schering AG.

Both companies will continue to discuss submission plans with the U.S. and European regulatory authorities.

Schering AG has licensed exclusive marketing rights to TAP for the U.S. and Canada.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.


Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Astrid Kranz, T: +49-30-468 120 57, astrid.kranz@schering.de

Your contact at TAP Pharmaceutical Products Inc.:

Public Affairs: Katherine Stueland, T: +1-847-582-6100


Find additional information at: www.schering.de/eng